Andrew Albertson Work History

Controller, WinSanTor
August 2016 - Present
WinSanTor aims to ensure no one suffers from Peripheral Neuropathy. The company is now in trials showing that they may be on track to reverse the disease, both biologically and functionally and, most importantly, to improve the quality-of-life for the millions affected.

VP Finance, The Coast Creative
March 2018 - Present
Coast Creative is a San Diego digital marketing agency with operations in California and North Carolina. Through expert strategy and management of your digital footprint, they aim to make real, quantifiable differences for businesses they support.

Controller, Theragene Pharmaceuticals
June 2014 - Present
Theragene Pharmaceuticals aims to create life-changing cancer and cardiology treatments through the development of our novel immunotherapy and Adeno-Associated Virus (AAV) gene therapy platforms. As a company operating in both the US and Asia, they aim to deliver unique product development models, utilizing the strengths of each region, while delivering safe, effective treatments.